February 19, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 90
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on February 16, 2021, on Post-Effective Amendment No. 90 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Bracketed Information

Please confirm that the information that is bracketed in the registration statement will be completed prior to filing the 485(b). Please provide an updated draft of the registration statement with the response letter one week prior to the effective date.

Response:	The Trust confirms that the bracketed information will be complete prior to filing the updated registration statement and an updated registration statement draft has been provided along with this response letter.

2.	Comment: Facing Sheet

Please be advised that there is an error on the facing page related to the effective date of the registration statement.

Response:	The Trust acknowledges the staff’s comment and notes that the facing page appears to be completed correctly on the SEC’s EDGAR database.

3.	Comment: Footnote to Annual Operating Expense Tables

The information contained in the footnotes of the Annual Operating Expense Tables should reflect the expense limitations of each share class without approximating the fees. Please clarify the disclosure to accurately reflect the expense limitations in the footnote.

Response:	The Trust confirms that the disclosure in the footnote has been revised as requested.

4.	Comment: Principal Investment Strategies of BBH Global Core Select

With respect to BBH Global Core Select, please confirm whether holding large amounts of cash is considered a principal investment strategy. If it is considered a principal investment strategy, please add disclosure related to large percentage of cash holdings and the appropriate risk disclosure.

Response:	The Trust confirms that holding large amounts of cash is not a principal investment strategy of BBH Global Core Select and the disclosure has been revised accordingly.

5.	Comment: Fund Performance

Please include appropriate performance data in the registration statement prior to becoming effective.

Response:	The Trust confirms that the performance data will be included in the registration statement upon becoming effective.

6.	Comment: Principal Investment Strategies

For each of the applicable Funds, please confirm whether the consideration of environmental, social and governance factors (“ESG Factors”) is a principal investment strategy. If the consideration of ESG Factors is a principal investment strategy, please include disclosure of such in Item 4. Additionally, if the consideration of ESG Factors is a principal investment strategy, please include additional disclosure related to the consideration of ESG Factors.

Response:	The Trust does not consider ESG Factors as a principal investment strategy. ESG Factors are considered, along with a variety of factors, including company structure, free cash flow and return on invested capital, among others, as part of BBH’s overall bottoms up investment philosophy. Therefore, the Trust respectfully declines to add additional disclosure related to the consideration of ESG Factors.

7.	Comment: Principal Investment Risks

With respect to the BBH Intermediate Municipal Bond Fund, BBH Limited Duration Fund and BBH Income Fund, please confirm whether the Funds principally invest in instruments that pay interest at floating rates based on London Inter-Bank Offered Rate (“LIBOR”) that do not include a fall back provision that addresses how the interest rate will be determined if LIBOR ceases to be published. If so, will the liquidity of the Funds be affected? With respect to the transfer to a successor rate, please disclose any impact to the value of instruments that reference LIBOR.

Response:	The Trust represents that the number of securities that pay interest at floating rates based on LIBOR and do not have a fall back provision relating to how the interest rate is determined if LIBOR ceases to be published does not make up a material portion of any Fund’s holdings. In addition, the Funds have appropriate replacement rate providers in place. Therefore, LIBOR Discontinuance Risk has been determined to not be a principal risk and has been relocated to the Statement of Additional Information.

8.	Comment: Principal Investment Strategies

With respect to the BBH Income Fund, please revise the Principal Investment Strategy to disclose the Fund’s exposure limitations to various investments to the present tense or amend the disclosure to reflect the current exposure limitations.

Response:	The Trust confirms that the disclosure has been revised to disclose the Fund’s exposure limits in the present tense.

9.	Comment: Principal Investment Strategies

With respect to the BBH Limited Duration Fund, please confirm whether investments in securities issued by foreign corporations includes emerging markets and frontier markets as a principal investment strategy. If so, please note that these investments require the appropriate disclosure. Please additionally disclose which government agencies and government guaranteed issuers issue instruments in which the Fund invests and disclose the attendant risks for each.

Response:	The Trust confirms that the Fund may invest in emerging market securities and appropriate disclosure has been added to the prospectus. The Fund, however, does not invest in frontier market securities.

In addition, examples of government agencies have been included in the principal investment strategy to align with the principal risks.

10.	Comment: Principal Investment Strategies

With respect to the BBH Limited Duration Fund, portfolio holdings disclosure in the most recent N-CSR filing indicates that the Fund is invested in amounts greater than 5% of both asset backed securities and corporate bonds, which indicates a high level of illiquid securities holdings for an open end fund. Referring to the release adopting Rule 22e-4 under the Investment Company Act of 1940 (“1940 Act”) (Release No. IC-32315) at pages 154 to 155, please explain how this investment strategy is appropriate for an open end structure and provide the appropriate market data. If necessary, please update the appropriate disclosure to account for liquidity risk.

Response:	The Trust confirms that it has in place a liquidity risk management program as required by Rule 22e-4 under the 1940 Act (the “Rule”) that is reasonably designed to assess and manage the Fund’s liquidity risk. The Rule permits the Fund to invest 15% of its net assets in illiquid investments. The Trust confirms that while the Fund holds greater than 5% of its net assets in asset backed securities and corporate bonds, the Fund holds less than 15% of its net assets in investments that would be considered illiquid under the definition set forth in the Rule.

Additionally, the Trust confirms that illiquid investments risk is disclosed as a principal risk and that additional disclosure related to the Trust’s liquidity risk management program has been added to the SAI.

11.	Comment: Principal Investment Strategies

As the BBH Limited Duration Fund’s principal investment strategy indicates that the Fund may invest in below investment grade securities, please add disclosure to specify that these are “junk bonds” and add relevant risk disclosure. Please specify the types of mortgage backed securities in which the Fund invests and provide the relevant risk disclosure. Additionally, please disclose the types of swaps and options, puts and calls and add relevant disclosures.

Response:	The Trust confirms that additional disclosure has been added to the principal investment strategies and principal risks with respect to “junk bonds” and mortgage backed securities. Additionally, the Trust confirms that derivative instruments are considered principal investment strategies and additional disclosure has been added to account for the different types of derivative instruments in which the Fund may invest.

12.	Comment: Principal Investment Risks

With respect to the BBH Limited Duration Fund, BBH Intermediate Municipal Bond Fund and BBH Income Fund, please add Extension Risk to the Funds’ summary sections, if applicable.

Response:	The Trust confirms that additional disclosure has been add to the “Default Risk” language in the respective prospectuses to address Extension Risk.

13.	Comment: Principal Investment Strategy

With respect to the BBH Limited Duration Fund, BBH Intermediate Municipal Bond Fund and BBH Income Fund, please include information related to each Fund’s use of leverage if its use is considered a principal investment strategy.

Response:	The Trust confirms that the Funds do not consider the use of leverage as a principal investment strategy. Such risk disclosures have been moved to the SAI.

14.	Comment: Principal Investment Strategies

With respect to the BBH Limited Duration Fund, please disclose the types of mortgage backed securities in which the Fund will invest on a principal basis.

Response:	The Trust confirms that additional disclosure has been added to account for the different types of mortgage backed securities in which the Fund may invest.

15.	Comment: Principal Investment Strategies

With respect to the BBH Limited Duration Fund, please disclose the types of asset backed securities in which the Fund will invest on a principal basis.

Response:	The Trust confirms that additional disclosure has been added to account for the different types of asset backed securities in which the Fund may invest.

16.	Comment: Principal Investment Strategies

With respect to the BBH Limited Duration Fund, please clarify the language related to the Fund’s ability to invest in below investment grade securities.

Response:	The Trust confirms that disclosure related to the ability to invest in below investment grade securities, also called “junk bonds”, has been added to the principal investment strategy and principal risk sections of the prospectus.

17.	Comment: Principal Investment Strategies

With respect to the BBH Select Series – Large Cap Fund, please specify the types of depository receipts that are considered to be part of the principal investment strategy. Please additionally add the corresponding risks for the depository receipts.

Response :	The Trust confirms that specific reference to American Depository Receipts has been added to the principal investment strategy and principal risks sections of the prospectus.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,
/s/ Suzan M. Barron
Suzan M. Barron Secretary, BBH Trust